May 31, 2005

Deren Smith
President and Director
Source Direct Holdings, Inc.
4323 Commerce Circle
Idaho Falls, Idaho 83401

Re:	Source Direct Holdings, Inc.
	Registration Statement on Form SB-2
	Filed on May 5, 2005
	File No. 333-124669

Dear Mr. Smith:

      This is to advise you that we reviewed only those portions of the above filing that relate to the following comments. No further review of the filing has been or will be made.

      Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that your officers and directors file Section 16 reports and that your most recent Form 10-KSB states that your common stock is registered pursuant to section 12(g) of the Exchange Act. However, we do not see the form you have filed to register your class of common stock under the Exchange Act of 1934. Please advise.

Signature Page

2. If true, please identify Deren Smith as your principal executive officer and Kevin Arave as your principal financial and principal accounting officer.

Report of Independent Registered Public Accounting Firm

3. Have your auditors revise their report to include the conformed signature which exactly matches the name of the audit firm registered with the PCAOB. Additionally, please review for correctness the footnote reference presented in the fourth paragraph of their report.

4. We note your auditors, Mantyla McReynolds, LLC, are duly registered and in good standing to practice in Utah. However, Mantyla McReynolds is not currently licensed in Idaho where your company is located. Tell us why you selected a Utah based accounting firm to audit the financial statements of an Idaho based company. Tell us if the audit was physically performed in Utah or Idaho. Also, confirm to us that the operations and assets of your company are physically located in
Idaho. Please note that it is your responsibility to provide financial statements audited by an auditor who meets the requirements of Rule 2-01(a) of Regulation S-X. Tell us how you have met the requirements of Rule 2-01(a) of Regulation S-X. Also tell us what consideration you gave to Idaho state laws governing audits of Idaho companies performed by accountants from other states.

Closing Comments

	As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions regarding accounting comments to
Bret
Johnson at (202) 551-3753, or in his absence, to John Cash at
(202)
551-3768. Direct questions on other disclosure issues to Brigitte Lippmann at (202) 551-3713 or Lesli Sheppard at (202) 551-3708. In this regard, please do not hesitate to contact the undersigned at
(202) 551-3760.

Sincerely,



Pamela A. Long
Assistant Director

cc:	C. Parkinson Lloyd, Esq.
	Durham Jones & Pinegar
	111 East Broadway, Suite 900
	Salt Lake City, Utah 84111

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Deren Smith
Source Direct Holdings, Inc.
May 31, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE